Exhibit 99.1

CureVac’s CVnCoV Phase 2b/3 Study Data Published in Preprints with The Lancet

TÜBINGEN, Germany/ BOSTON, USA – August 31, 2021 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced the publication of its pivotal Phase 2b/3 (HERALD study) primary data of CVnCoV, its first-generation COVID-19 vaccine candidate, in Preprints with The Lancet. The HERALD study enrolled approximately 40,000 participants in ten countries across Latin America and Europe, in the predefined age groups 18 to 60 and above 60. For the final analysis, COVID-19 cases were caused by 15 different virus variants.

As previously announced, the data were based on 228 adjudicated COVID-19 cases, occurring at least two weeks after administration of the second dose. CVnCoV demonstrated overall vaccine efficacy of 48% against COVID-19 disease of any severity, including single non-respiratory mild symptoms. Significant protection was demonstrated among participants in the age group of 18 to 60, with an efficacy of 53% against disease of any severity and across all 15 identified strains; protection against moderate to severe disease for this age group was calculated to be 77%. In the same age group, CVnCoV provided 100% protection against hospitalization or death.

CureVac is in close interaction with the European Medicines Agency (EMA) and will continue to seek regulatory approval for CVnCoV to leverage the vaccine’s strengths in the large segment of the population where it provides demonstrated protection. Submission of comprehensive clinical data packages to the EMA is ongoing as part of the rolling submission initiated in February 2021 and is expected to be finalized toward the end of the third quarter of 2021. As the lack of effective vaccines is still a challenge in many parts of the world, CVnCoV has the potential to contribute to the fight against COVID-19 and the increasingly complex variant context, which warrants a vaccine that has been clinically tested in a variant-dominated environment.

About CVnCoV

CureVac began development of mRNA-based COVID-19 vaccine candidates in January 2020. The vaccine candidate chosen for first clinical development, CVnCoV, is an optimized, non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within Lipid Nanoparticles (LNPs). Phase 1 and 2a clinical trials of CVnCoV began in June and September 2020, respectively. Phase 1 interim data reported in November 2020 showed that CVnCoV was generally well tolerated across all tested doses and induced robust antibody responses in addition to T cell activation. The quality of the immune response was comparable to recovered COVID-19 patients, closely mimicking the immune response after natural COVID-19 infection. A pivotal Phase 2b/3, the HERALD study, with a 12µg dose of CVnCoV was initiated in December 2020. In February 2021, CureVac initiated a rolling submission with the European Medicines Agency (EMA) for CVnCoV.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. In February 2021, this collaboration was extended to the development of second-generation COVID-19 vaccine candidates. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 700 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Anna Kamilli, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1684

anna.kamilli@curevac.com

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG and CureVac Corporate Services GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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